# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AleAnna, Inc., CIK 0001845123
CUSIP: 01444V103
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 4318 Forman Ave., Toluca Lake, California (CA), 91602
Date of event which requires filing of this statement: 12/19/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-22-037058
Filed by CIK 0001845122

## Reporting persons
- Swiftmerge Holdings, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 793,988; shared voting power 0; sole dispositive power 793,988; shared dispositive power 0; aggregate amount beneficially owned 793,988 (1.19% of the class)
  Comment: Calculated based on 40,560,433 shares of Class A Common Stock outstanding and 25,994,400 non-economic voting shares of Class C Common Stock outstanding as of December 13, 2024, as disclosed in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 19, 2024.

## Item 1. Issuer
Name of issuer: AleAnna, Inc.
Address of issuer's principal executive offices: 4318 Forman Ave. Toluca Lake, CA 91602

## Item 2. Person Filing
Name of person filing: This statement is filed by the Swiftmerge Holdings, LP, referred to herein as the "Reporting Person."
Address of principal business office or, if none, residence: 4318 Forman Ave. Toluca Lake, CA 91602
Citizenship: See response to Item 4 on the cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See response to Item 9 on the cover page.
Percent of class: See response to Item 11 on the cover page.
Sole power to vote or to direct the vote: See response to Item 5 on the cover page.
Shared power to vote or to direct the vote: See response to Item 6 on the cover page.
Sole power to dispose or to direct the disposition: See response to Item 7 on the cover page.
Shared power to dispose or to direct the disposition:
See response to Item 8 on the cover page.

The Reporting Person is the record holder of the reported securities. The Reporting Person is controlled by Swiftmerge Holdings GP, LLC, its general partner. Swiftmerge Holdings GP, LLC is managed by a board of managers consisting of John "Sam" Bremner, George Jones and Aston Loch and as such each have voting and investment discretion with respect to the securities held by the reporting person and may be deemed to have beneficial ownership of the securities held directly by the reporting person. The filing of this Statement shall not be construed as an admission that the Reporting Person or any of the managers is the beneficial owner of any securities covered by this Statement.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Swiftmerge Holdings, LP: /s/ Aston Loch, Aston Loch/Manager (12/20/2024)